

June 4, 2009

By facsimile to (602) 248-1770 and U.S. Mail

Mr. Ian Quinn
Chairman, Chief Executive Officer, and Chief Financial Officer
Charmed Homes Inc.
60 Mount Kidd Point, S.E.
Calgary, Alberta T2Z 3C5, Canada

Mr. David Ly
President and Chief Executive Officer
IntelaSight, Inc., doing business as Iveda Solutions
1201 South Alma School Road, Suite 4450
Mesa, AZ 85210

Re: Charmed Homes Inc.
        Registration Statement on Form S-4
        Filed May 15, 2009
        File No. 333-159272
        Annual Report on Form 10-K for the fiscal year ended January 31, 2009
        Filed April 30, 2009
        File No. 0-53285

Dear Messrs. Quinn and Ly:

        We have reviewed your filings and have the following comments. Where indicated, we think that you should revise the documents in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>S-4</u>

<u>General</u>

1.   The number of shares that you are registering appears to omit shares underlying options and warrants that you are registering. If the options and warrants will be exercisable within one year, we consider the shares underlying them to be offered concurrently, and they should also be registered at this time. If this is the case, please amend your registration statement accordingly.

2.   Please note that your letter to shareholders must also serve as an outside front cover page of the information statement/prospectus. Therefore, please ensure that you include all of the information required by Item 501(b) of Regulation S-K, including the total number of shares of common stock Charmed is offering in the merger. <u>See</u> Item 1 of Form S-4. We also note that the subject to completion legend required by Item 501(b)(10) currently appears on the facing page of the registration statement. This should instead appear on the cover page of the information statement/prospectus.

3.   Please revise to disclose the fiscal year of the surviving entity after the merger.

<u>Additional Information, page 1</u>

4.   Move this section to the inside front cover page as required by Item 2 of Form S-4.

<u>Q: What are the material federal income tax consequences of the Merger to me? (see page 35), page 4</u>

5.   We note the "It is expected" language in the first sentence and the "Assuming the Merger so qualifies" language in the second sentence. Revise, here and elsewhere in your document where similar disclosure appears, to remove any uncertainty about the federal income tax consequences of the merger.

<u>The Merger and the Merger Agreement (see page 29), page 5</u>

6.   Revise the second paragraph's last sentence to indicate that Charmed also has obtained the approval of its shareholders for its name change to Iveda Corporation.

Pro forma Financial Data, page 11

7.   You state that your pro forma income statement for the year ended January 31, 2009 gives effect to the merger as if it occurred at January 31, 2009. Please tell us what consideration was given to presenting the pro forma income statement as if the merger occurred at the beginning of the fiscal year presented. Refer to Article 11 of Regulation S-X.

Comparative historical and pro forma per share data, page 14

8.   We note your comparative historical and pro forma per share data table on page 14. Please revise to clearly present historical and pro forma per share data for Iveda and to include historical and equivalent pro forma per share data of Charmed pursuant to Item 14(b)(10) of Schedule 14A.

Security Ownership Pre- and Post-Merger, page 15

9.   It is not clear what ownership this table depicts pre- and post- merger. For example, you should clarify, if true, that the post-merger amounts and percentages depict the shareholdings in Charmed of the Charmed and former Iveda shareholders. In footnote (2), please clarify that you are referring to common stock, options, and warrants of Iveda that are outstanding prior to the merger and common stock, options, and warrants of Charmed that will be outstanding after the merger. In footnotes (3) and (4), please clarify that you are referring to shares of Charmed common stock.

10.   Your footnote 3 to your table on page 15 indicates that you have outstanding shares of common stock for Charmed (post reverse stock split) of 6,690.000. We note from your financial statements that as of January 31, 2009, Charmed Homes had 6,690,000 million common shares outstanding and post reverse stock split the common shares outstanding would be 3,345,000 million (prior to the sale of 5,000,000 shares). Please revise your filing to correct your footnote 3 for Charmed.

Stock Price and Dividend Information, page 16

11.   In the second paragraph, update the closing price per share of Charmed common stock on the OTC Bulletin Board as of the most recent date practicable.

Iveda Depends on Third Party Manufacturers and Suppliers for the Products It Sells, page 21; Iveda Operates in a Highly-competitive Industry and Its Failure to Compete Effectively May Adversely Affect Its Ability to Generate Revenue, page 21; Strategic Partnerships, page 62

12.   We note that disclosures in these sections refer to "relationships" and "partnerships" that you have with manufacturers, suppliers, and other third parties. Please clarify whether Iveda has any agreements with regard to these relationships and partnerships, including, but not limited to:

- Any third party manufacturer and supplier.

- Any supplier relating to a development partnership relationship.

If Iveda has any such agreement, advise whether the agreement is material and what consideration you have given to filing the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Post-Merger Reporting Obligations as a Public Company Will Be Costly, page 26

13.   We note the statement "The post-Merger company may not reach sufficient size to justify its public reporting status." Disclose whether you have any intent or plan for taking the post-merger company private.

The Merger, page 28

14.   Please state that you are incorporating the merger agreement by reference in the prospectus as required by Item 4(c) of Form S-4. We note that you have attached it as an annex.

Background and Reasons for the Offer and Subsequent Merger, page 28

15.   Please add disclosure to elaborate on how the parties reached agreement as to the terms of the merger, including, but not limited to, the merger consideration to be given to the Iveda shareholders.

16.   Refer to comment 13 in our March 19, 2009 letter. The list of factors on page 29 does not inform investors of how each item impacted the decisions of the boards of directors of Charmed and Iveda to approve the merger transaction. Revise the disclosure to discuss each of the factors in reasonable detail so that investors may understand why the boards of directors of Charmed and Iveda thought that each factor supported or detracted from the advisability of the merger transaction. For example:

- In the first bullet point, describe and explain the strategic benefits of the merger. Explain what the combined company will look like going forward. To the extent practicable, include quantitative data on the known or anticipated benefits of the merger if the boards considered such data.

- In the second bullet point, explain how the various components of information informed the boards' determination and approval.

- In the third and seventh bullet points, include a meaningful discussion and analysis of management's view of the financial condition, results of operations, and businesses of Charmed and Iveda before and after giving effect to the merger and management's view of the prospects of Charmed and Iveda with and without the merger.

- In the fourth bullet point, provide the quantitative data on the historical market prices of Charmed's common stock that the boards considered.

- In the fifth bullet point, elaborate on how the boards analyzed the relationship between the pre-merger and projected post-merger value of Charmed's common stock and the consideration to be paid to shareholders of Charmed in the merger. Disclose any items that were material to their analysis and the assumptions underlying any post-merger value that they considered.

- In the eighth bullet point, describe and explain any strategic alternatives available other than the potential to enter into strategic relationships and alliances with third parties. Explain how each of any strategic alternatives available informed the boards' determination and approval. Further, indicate whether and how the potential to enter into strategic relationships and alliances with third parties was explored and, if not, explain why.

- In the ninth bullet point, describe the boards' assessment of market demands and future customer requirements and the associated development resources needed to satisfy these requirements. To the extent practicable, include quantitative data on the known or anticipated development resources needed.

- In the tenth bullet point, describe and explain the effects of the merger on Iveda's customers, suppliers, and employees. If there are positive and negative effects, describe and explain both positive and negative effects.

- In the eleventh bullet point, quantify the known or estimated expenses associated with operating a public, reporting company.

- In the fourteenth bullet point, explain the effects of the unavailability of private equity and venture capital financing on the companies. Since Iveda believes that potential benefits of the merger include anticipated broker support of the surviving company and the potential for more favorable long term debt financing, expand the disclosure to provide sufficient support for these beliefs.

17. Refer to prior comment 14. You do not indicate with sufficient clarity the potentially negative factors considered by the boards. We note that you added the eleventh and twelfth bullet points. Please revise.

Summary of Principal Conditions to Completing the Merger, page 32

18. We note that Charmed must have no assets or liabilities as of the closing. Please describe what steps Charmed intends to take to dispose of its assets (cash) and liabilities prior to closing.

19. Please clarify whether all or any of the listed conditions are waivable by either board and whether it is likely that any unmet condition would be waived. In this regard, we note disclosure on page 36 suggesting that if more than 1% of Iveda shareholders dissent, it is within the board's discretion to cancel the merger. Please also clarify which board has discretion to waive any condition, such as the 1% dissenter condition.

Directors and Executive Officers of Charmed Following the Merger, page 33

20. Refer to comment 15 in our March 19, 2009 letter. Disclose the value of the shares of common stock, options, and warrants to be received in the merger transaction by each director and executive officer and the amount of cash payments to be received by each of Mr. David Ly, Mr. Robert Brilon, and Ms. Luz Berg under the new employment agreements. See Item 5 of Schedule 14A. See also Item 18(a)(5)(i) of Form S-4. Further, include this information in a discrete section with an appropriate caption or heading.

Federal Income Tax Consequences, page 34

21. The United States federal income tax consequences of the merger must be covered by an opinion of counsel and related consent that are filed as exhibits to the registration statement. See Item 601(b)(8) of Regulation S-K and Rule 436 of Regulation C under

the Securities Act. Allow us sufficient time to review the tax opinion before requesting acceleration of the registration statement's effectiveness.

22.   If counsel elects to file a short form tax opinion, the opinion and the information statement/prospectus both must state clearly that the discussion in the information statement/prospectus constitutes counsel's opinion. The disclosure in the information statement/prospectus and the opinion should not state merely that the discussion in the information statement/prospectus is a fair and accurate summary of the United States federal income tax consequences.

The Merger Agreement – Investor Disclaimer, page 36

23.   Notwithstanding the disclaimers relating to the representations and warranties contained in the merger agreement, the merger agreement and the representations and warranties made therein constitute disclosure to investors for which Charmed and Iveda are responsible under the federal securities laws. Please revise to remove the implication that this is not the case. For example, your statement that investors "should not rely" on this information, or that investors "are not third-party beneficiaries" under the merger agreement. In addition, please note that you must consider whether additional specific disclosures in the information statement/prospectus is required to put into context information about the representations and warranties so that the information in the information statement/prospectus is not misleading. Please confirm your understanding.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

24.   We note the reference to a public offering in the fourth paragraph and the statement in the fifth paragraph that the amount raised from the public offering will last a year. Since disclosure on page F-33 and elsewhere indicates that the public offering occurred over a year ago (in July 2007), please update the disclosure to the date of the most recent financial statements included in the information statement/prospectus.

25.   Please also revise the final paragraph before "Operations to Date" to clarify, if true, that you have already suspended operations.

Limited Operating History; Need for Additional Capital, page 48

26.   You state that you are in the start-up stage of operations and have not generated any revenues; however, under your results of operations from inception on June 27, 2006 to

January 31, 2009 you state that you sold your first house. Please revise your filing to clarify.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

27.   The discussion does not include the information given to us in response to prior comment 7:

- Funding for Iveda was severely curtailed in 2009.

- Iveda has implemented budget cuts across the board effective February 1, 2009.

- Iveda has fewer customers than originally anticipated.

Please revise to include this information in the information statement/prospectus.

Application of Critical Accounting Policies, page 66

28.   We note your disclosure of your critical accounting policies. Please revise your filing to expand your discussion of critical accounting policies to analyze to the extent material for each critical estimate identified such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for its specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Given the current economic conditions, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

29.   Additionally, tell us how you determined that the valuation and recoverability of property and equipment were not a critical accounting policy. Given the significance of these assets to your financial statements as a whole and the current economic environment, it is unclear how you assessed these assets for recoverability and determined that these assets are recoverable at December 31, 2008. Tell us and disclose whether an impairment test was actually performed on your long lived assets under SFAS 144 at December 31, 2008.

Please disclose the results of those tests to the extent that they were performed, and if no test was performed, how you considered that one was not necessary under paragraph 8 of SFAS 144. To the extent an impairment analysis was performed, please disclose the assumptions used and provide a sensitivity analysis of those assumptions.

Results of Operations, page 69

30.   We have read your response to prior comment 25 and note that your Form S-4 no longer presents revenue by product/service on your statement of operations. Please tell us why you no longer present this detailed information. Considering these products and services are provided at different rates, possibly have a different customer base, and operate at significantly different margins, including a discussion of how these products and services have contributed to your operations and the impact any year over year changes in these sales have had on your results would enhance a reader's understanding of your business. Please revise MD&A to separately discuss and quantify the results of operations for equipment and installation sales and monitoring services as well as your other product/service offerings discussed on page 58. Your analysis should identify and quantify the factors causing any significant year over year changes, any sales trends, and whether these trends in sales are expected to continue in future periods.

31.   Currently you disclose that sales decreased due to your focus on a long term strategy which transitions you from direct selling to a reseller program. Please tell us and disclose how focusing on a reseller program decreased sales during 2008 and whether you anticipate this decrease to be a trend of your reseller program. Further, tell us if focusing on a reseller program changed the product mix (i.e., from installation sales to monitoring sales) and if this is what truly contributed to your decrease in sales.

32.   Your results of operations discuss two or more factors that contributed to year over year changes in line items; however, your discussion should quantify each of the factors. In this regard, you disclose that the costs of sales were impacted by additional internet protocol infrastructure and customer base growth. You further discuss that SG&A was negatively impacted by various items; however, your discussion does not quantity the impact of these factors that contributed to the year over year changes. Refer to FRR No. 36 – 501.04 and revise discussion for all periods presented.

Liquidity and Capital Resources, page 70

33.   Refer to prior comment 6. Disclose the name of any customer and its relationship, if any, with Iveda if sales to the customer are in an aggregate amount equal to 10% or more of Iveda's consolidated revenues and whose loss would have a material adverse effect on

Iveda. <u>See</u> Item 101(c)(1)(vii) of Regulation S-K. Note that this disclosure should appear in Iveda's business section.

34. You disclose on page 18 that your financial statements are prepared on a going concern basis and based on your current burn rate of cash you will need to continue to raise capital in order to continue operations. Please revise your liquidity discussion to provide a detailed discussion of your current burn rate, your outstanding obligations for rent and lease payment as well as your working capital requirements, and how you plan to overcome the circumstances that are impacting your ability to remain a going concern and how you expect to remain viable. In this regard, your liquidity section should provide detailed discussion of your multi-step plan adopted by management that you have briefly disclosed on page 66.

35. We have read your response to prior comment 25 and revised disclosure regarding the most recent economic events. This disclosure is general in nature and does not provide detailed information about your business to enable investors to see the company through the eyes of management. For example, the statement "This economic condition could also affect the sales of our service as companies are cutting back on spending across the board" does not provide an investor with sufficient information to understand the specific impact of recent economic events nor does it address the systemic effects of the current economic crisis or provide detailed information on your customers, products, order levels, trends, or expectations of management. The statement "recent economic events resulting in a downturn of spending and credit shortage may affect our ability to find additional funds under any terms" does not provide an understanding of management's considerations of the impact that this economic downturn could have on future cash flows or sources of funding nor does it describe how the company plans to address these issues. Please expand this disclosure. As discussed in SEC Release 33-8350, quantification of the material effects of known material trends and uncertainties can promote understanding. Quantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available. Please provide us a detailed description of proposed future disclosure.

Management, page 72

36. In the biographical paragraph of Mr. Michael Religioso, describe briefly his business experience during the past five years as required by Item 401(e)(1) of Regulation S-K. We note that no dates for his business experience are included for the period between February 2003 and 2005.

Certain Relationships and Related Transactions, page 75

37.   Disclose whether the terms of the surveillance services provided to entities owned by Mr. Ross Farnsworth are no more favorable to entities owned by Mr. Farnsworth than the terms of the surveillance services provided to other customers.

Comparison of Shareholder Rights, page 76

38.   Remove the statement that the summary comparison is qualified in its entirety by reference to Nevada and Washington law and the governing corporate instruments of Iveda and Charmed. You may not qualify information in a prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act.

39.   Please ensure that you compare shareholder rights on similar bases in each area that you discuss. For example, where you discuss dissenters' rights on page 85, you disclose that there are no statutory rights of appraisal in Nevada for companies quoted on an exchange or held by more than 2000 shareholders, but you do not address whether there are similar exceptions to appraisal rights in Washington.

Available Information, page 87

40.   We note the "not necessarily complete" language in the second paragraph's first sentence. Clarify that the information statement/prospectus includes the material provisions of the contract, agreement, or other document filed as an exhibit to the registration statement.

Incorporation of Documents by Reference, page 87

41.   Since Charmed is Form S-3 ineligible for a primary offering, Charmed may not incorporate by reference. Please remove this section from the information statement/prospectus.

Undertakings, page 94

42.   Provide the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K. Provide also the undertakings required by Item 512(a)(6) of Regulation S-K.

Financial Statements, page F-1

43.   We note your December 31, 2008 financial statements included in your Form S-4 significantly differ from the financial statements included in your revised preliminary information statement on Schedule 14C filed March 4, 2009. Please provide us a comprehensive analysis of these changes and the factors that lead to these changes, specifically discussing the write off of your deferred tax assets, the decrease in accounts receivable with no corresponding increase in bad debt, the changes in shares outstanding on your statement of stockholders equity, and why your statement of operations no longer breaks out your revenue line items. Further, please revise your disclosure to address these changes.

Note 1 – Summary of Significant Accounting Policies, page F-9

Cash and Cash Equivalents, page F-9

44.   You state that for purposes of the statement of cash flows you consider all highly liquid debt instruments purchased with an original maturity of 12 months or less to be cash equivalents. Generally, only investments with original maturities of three months or less qualify for presentation as cash equivalents. Please tell us how you considered paragraph 8 of SFAS 95 in determining classification of these instruments.

Note 11 – Income Taxes, page F-20

45.   We have read your response to prior comment 27. Based on your revised financial statements included in your Form S-4 and your footnote 11, it appears that you wrote off your deferred tax asset during 2008. Please revise your filing to fully discuss the events and circumstances surrounding this write-off and how you determined since your revised preliminary information statement on Schedule 14C was filed on March 4, 2009 that it

was more likely than not that this asset was not recoverable. Further, discuss how you determined that this deferred tax asset was recoverable at December 31, 2007. Given the reported negative operating cash flows, an accumulated deficit, historical net losses, and negative evidence noted in our previous comment, please tell us how you concluded the 2007 deferred tax asset of $558,000 did not require a full valuation allowance. Refer to paragraph 23 of SFAS 109 for guidance. This information should also be included in your results of operations section of MD&A as this write off significantly contributed to your increase in net loss during 2008.

Note 10 – Stock Warrants, page F-19

46.   As previously requested in our prior comment 26, please tell us and disclose how your accounting for and classification of the warrants complies with EITF 00-19.

Exhibit 5.1

47.   Because warrants and options are essentially contractual obligations, counsel must opine that the warrants and options are legal, binding obligations of the registrant under the state contract law governing the warrants and options. Please revise. Further, file the agreements relating to the warrants and options as exhibits to the registration statement. See Item 601(b)(4) of Regulation S-K.

10-K

Special Note Regarding Forward Looking Statements, page 3

48.   Since Charmed is a penny stock issuer, Charmed is ineligible to rely on the safe harbor provision for forward looking statements. See Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act. Delete in future filings the phrase "within the meaning of the Private Litigation Reform Act of 1995." Alternatively, make clear in future filings that Charmed is ineligible to rely on the safe harbor provision for forward looking statements because it is a penny stock issuer.

49.   We note the statement "We do not assume responsibility for the accuracy and completeness of these statements." Revise in future filings to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the Form 10-K. Refer to comment 20 in our March 19, 2009 letter concerning identical disclosure in the revised preliminary information statement on Schedule 14C filed on March 4, 2009.

50.   We assume that statements in the third paragraph relating to U.S. mining companies'
        disclosure obligations for mineral deposits, Charmed' properties having no known body
        of ore, and the caution not to assume that Charmed has any mineralization are
        inadvertent. Please delete in future filings as this does not appear to be relevant to
        Charmed's business.

Audit Committee and Charter, page 26

51.   In future filings, please clarify whether or not you have a separately designated audit
        committee. We note conflicting disclosures in the first sentence that "We have a
        separately-designated audit committee of the board," and in the second sentence that
        "Audit committee functions are performed by our board of directors."

                    8-K dated January 8, 2009 and filed January 14, 2009

52.   We note that you intend to file exhibits to the merger agreement by amendment to the 8-
        K. Allow us sufficient time to review the amendment to the 8-K before requesting
        acceleration of the registration statement's effectiveness.

Closing

        As appropriate, please amend the registration statement in response to these comments.
You may wish to provide us marked courtesy copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after review of your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and that they have provided all information that investors require for an informed
investment decision. Since the company and its management are in possession of all facts
relating to a company's disclosures, they are responsible for the adequacy and accuracy of the
disclosures that they have made.

        Notwithstanding our comments, when Charmed Homes requests acceleration of the
effective date of the pending registration statement, provide a written statement from each of
Charmed Homes and IntelaSight acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Charmed Homes and IntelaSight from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- Charmed Homes and IntelaSight may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Melissa N. Rocha, Senior Staff

Accountant, at (202) 551-376854. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: The Corporation Trust Company of Nevada
Agent for Service, Charmed Homes Inc.
6100 Neil Road, Suite 500
Reno, NV 89511

Stephen R. Boatwright, Esq.
Alicia M. Corbett, Esq.
Keller Rohrback, PLC
3101 North Central Avenue, Suite 1400
Phoenix, AZ 85012-2643